FILED PURSUANT TO RULE 433

                                              File No. 333-270327

CITIGROUP INC.

€900,000,000

 4.296% FIXED RATE / FLOATING RATE CALLABLE SUBORDINATED NOTES DUE 2036

Terms and Conditions

Issuer:	Citigroup Inc.
Security Ratings*:	Baa2 / BBB / BBB+ (Stable Outlook / Stable Outlook / Stable Outlook) (Moody’s / S&P / Fitch)
Ranking:	Subordinated. See “Subordination” below.
Offering Format:	SEC-registered
Trade Date:	July 16, 2025
Settlement Date:	July 23, 2025 (T+5 days)
Maturity:	July 23, 2036
Par Amount:	€900,000,000
Reference Bund Benchmark:	DBR 2.500% due February 15, 2035
10-year EUR Mid-Swap Rate:	2.646%
Re-offer Spread vs Mid-Swaps:	Mid-Swaps + 165 bps
Re-offer Spread vs Bunds:	DBR 2.500% due February 15, 2035 + 165 bps (Bund Price: 98.770)
Re-offer Yield:	4.296%
Fixed Rate Coupon & Payment Dates:	4.296%, payable annually in arrears on each July 23, beginning on July 23, 2026, from, and including, the Settlement Date to, but excluding, July 23, 2035 (the “fixed rate period”).
Floating Rate Coupon & Payment Dates:	From, and including, July 23, 2035 (the “floating rate period”), an annual floating rate equal to EURIBOR (as defined in the Issuer’s base prospectus dated March 7, 2023 (the “Prospectus”) as supplemented by the preliminary prospectus supplement related to the notes dated July 16, 2025 (the “Prospectus Supplement”)) plus 1.611%, payable quarterly in arrears, each January 23, April 23, July 23 and October 23, beginning on October 23, 2035 and ending at Maturity or any earlier redemption date.
Floating Rate Interest Determination Date:	The second TARGET business day prior to each interest payment date during the floating rate period.
Public Offering Price:	100.000%
Day Count:	Actual/Actual (ICMA), during the fixed rate period, Actual/360, during the floating rate period
Business Days/Convention:	TARGET, London, New York; Following, during the fixed rate period; Modified following, during the floating rate period
Defeasance:	Applicable. Provisions of Sections 11.02 and 11.03 of the Indenture apply.
Redemption at Issuer Option:

We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after July 23, 2030 and prior to July 23, 2035 at a redemption price equal to the sum of (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the Make-Whole Amount (as defined in the Prospectus Supplement), if any, with respect to such notes. The Reinvestment Rate (as defined in the Prospectus Supplement) will equal the mid-market annual yield on the Reference Security, calculated to July 23, 2035, plus the Redemption Margin. The Reference Security is the Bund yield and the Redemption Margin is 0.250%.

We may redeem the notes, at our option, (i) in whole, but not in part, on July 23, 2035, or (ii) in whole at any time or in part from time to time, on or after June 23, 2036 at a redemption price equal to the sum of 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Redemption for Tax Purposes:	We may redeem the notes, at our option, in whole at any time, but not in part at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest thereon to, but excluding, the date of redemption, if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons.
Sinking Fund:	Not applicable.
Subordination:	The subordinated notes will rank subordinate and junior in right of payment to Citigroup’s Senior Indebtedness as defined in the Prospectus Supplement.
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.
Settlement:	Euroclear / Clearstream
Minimum Denominations/Multiples:	€100,000 / multiples of €1,000 in excess thereof
Governing Law:	State of New York
Principal Paying Agent:	Citibank, N.A., London Branch

CITIGROUP INC.

€900,000,000

 4.296% FIXED RATE / FLOATING RATE CALLABLE SUBORDINATED NOTES DUE 2036

Documentation:	The notes will be issued under the issuer’s Registration Statement on Form S-3 No. 333-270327 filed with the U.S. Securities and Exchange Commission.
Prohibition of Sales to EEA and UK Retail Investors:	Applicable.
MiFID II professionals/ECPs-only / No EEA PRIIPs KID:	Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in EEA.
UK MiFIR professionals/ECPs-only / No UK PRIIPs KID:	Manufacturer target market (MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in UK.
ISIN:	XS3086851105
Common Code:	308685110
Sole Book Manager:	Citigroup Global Markets Limited
Joint Lead Managers:

ANZ Securities, Inc.

Banco Santander, S.A.

Bank of Montreal, London Branch

Bank Polska Kasa Opieki Spółka Akcyjna

BNP Paribas

Deutsche Bank AG, London Branch

Erste Group Bank AG

Intesa Sanpaolo IMI Securities Corp.

La Banque Postale

Macquarie Capital (USA) Inc.

Mashreqbank psc

MUFG Securities EMEA plc

Nomura Securities International, Inc.

PNC Capital Markets LLC

RBC Europe Limited

SMBC Bank International plc

The Bank of Nova Scotia, London Branch

The Toronto-Dominion Bank, London Branch

UBS AG London Branch

Co-Managers:

ABANCA Corporación Bancaria, S.A.

Canadian Imperial Bank of Commerce, London Branch

Commerzbank Aktiengesellschaft

Desjardins Securities Inc.

DZ Financial Markets LLC

HSBC Bank plc

National Australia Bank Limited (ABN 12 004 044 937)

National Bank Financial Inc.

RB International Markets (USA) LLC

Unicaja Banco, S.A.

*Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-270327. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.